Via Facsimile and U.S. Mail
Mail Stop 4720

July 23, 2009

Mr. Michael J. Culotta
EVP & Chief Financial Officer
PharMerica Corporation
1901 Campus Place
Louisville, KY 40299

Re: **PharMerica Corporation**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Form DEF14A filed April 30, 2009
        File No. 1-33380

Dear Mr. Culotta:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements
Note 1-Organization and Summary of Significant Accounting Policies
Derivative Instruments, page F-9

1.   In this note and in Note 5, you indicate that the fair value of the interest rate swap
        agreement is the amount at which it could be settled, based on estimates obtained

from the counterparty. On page F-10 under "Fair Value of Financial Instruments" you state that the interest rate swap's fair value is derived using a pricing model predicated upon observable market inputs. Please revise your disclosure to clarify how the fair value of your interest rate swap is determined. If it is determined based on estimates from the counter party, tell us what information you obtained and how you verify this information. If it is determined by using a pricing model using observable inputs, disclose those inputs.

Note 8-Integration, Merger Related Costs and Other Charges, page F-30

2.   You disclose here and elsewhere in your filing that during 2007 you performed a comprehensive assessment of the allowance for doubtful accounts estimation methodologies and reserve levels in light of your expectations around the ultimate collection of your accounts receivable balances. You indicate that you considered recent industry trends, changes in reimbursement sources and procedures, age of receivables and recent collection history in recording as a change in accounting estimate a $27.9 million increase in your allowance for doubtful accounts. It is evident from your September 30, 2007 Form 10-Q that this change in estimate was recorded during the third quarter of 2007. Please address the following comments:

   a. Please explain to us what factors changed during the third quarter of 2007 to warrant the increase in the reserve in this period. In your response, please specifically indicate why this adjustment was not warranted prior to the spin-off Pharmacy Transaction on July 31, 2007.

   b. Please explain to us what portion of the adjustment relates to the pre-spin businesses of Kindred Pharmacy Services and PharMerica Long-Term Care.

   c. Please explain to us why your classification of this adjustment as an "integration cost and other charges" on the face of the income statement is appropriate. In your response please explain why you did not include this change in estimate in selling, general and administrative expenses along with other bad debt expenses. Please reference for us the authoritative literature you rely upon to support your classification.

DEF14A

Compensation Discussion and Analysis
Annual Cash Incentives, page 18

3.   In the discussion of your annual incentive program, you disclose that the annual incentives for each of Mr. McKay, Mr. Caneris, Mr. Hernandez and Ms. Rutkowski were based 75% on achieving the company adjusted EBITDA target and 25% on individual performance. We further note that you disclose that each of the above Named Executive Officers met their respective individual performance goals. Please revise your disclosure to also identify what the

specific individual goals were for each of these individuals. To the extent that these goals were quantifiable, please quantify the target level of performance.

* * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant